CANALASKA URANIUM UNDERTAKES AIRBORNE SURVEYS ON NEW PROJECTS

Vancouver, Canada, January 4th, 2007   --   CanAlaska Uranium Ltd. (“CVV” -- TSX.V) (the "Company") is pleased to announce the progress of airborne geophysical surveys of its newest uranium exploration projects in Canada’s Athabasca Basin at Fond du Lac and Black Lake.

Fond Du Lac

The Company is pleased to report the completion of a VTEM airborne EM survey over the southern portion of the Fond du Lac Reserve Lands.   CanAlaska entered into an option/joint venture agreement with the Fond Du Lac Denesuline First Nation for exploration on their Reserve Lands in November, 2006 (see news release of November 29th 2006.)

News Release

January 4th, 2007

The current survey, totalling 1,614 line-km, has provided detailed information as to the main geological structures in the vicinity of the Fond du Lac uranium deposit, and has also provided the first modern information for continued modelling of the uranium mineralising events in this area.  During the week of January 8th, Geotech Ltd. will re-fly some of the lines where technical difficulty was encountered in order to obtain higher quality data.

The Company expects final airborne geophysical survey results to be provided in late February.  Follow-up ground surveys are being planned for a number of significant geophysical features.  Additional field surveys will retrace and evaluate the mineralised boulder trains mapped during the 1960s and 1970s exploration of the project area.  The surveys will also study the characteristics of these mineralised boulders within the framework of present knowledge of unconformity uranium deposits.  Additional airborne surveys, including radiometrics, are planned for the remainder of the Reserve Lands during the summer as soon as snow cover abates.

Black Lake

The Company has also signed a second survey contract with Geotech Ltd. to fly a 1,372 line-km VTEM airborne EM survey over the main portion of the Black Lake Reserve Lands.  CanAlaska completed an option/joint venture exploration agreement with the Black Lake Denesuline First Nation in December 2006, (see news release of December 21, 2006).

News Release

January 4th, 2007

The survey is due to commence the week of January 8th and will be completed in 1-2 weeks depending on flying conditions.  This detailed airborne survey is targeting the Western Reserve Lands of the Black Lake First Nation.  The Company and the Band have particular interest in the extension of the zones of uranium mineralisation currently being drilled just outside, and to the south of the Reserve Lands by another uranium exploration company.  It is apparent that the mineralised structures continue onto the Reserve Land at shallower depths, but there has been no modern exploration undertaken in this area.

About CanAlaska Uranium Ltd.  --  www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in eighteen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,1170 square km or 3,906 sq. miles).  In 2005/2006, CanAlaska expended over Cdn$12 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling from the West McArthur project (now under option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  Active drilling and exploration will continue in Winter 2007 at West McArthur and at 4 other significant projects.

Investor Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free: 1.800.667.1870 (N. America) info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P. Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

January 4th, 2007